UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: Not applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type: Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I - REGISTRANT INFORMATION

INSU Acquisition Corp. III

Full Name of Registrant

N/A

Former Name if Applicable

2929 Arch Street, Suite 1703

Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19104

City, State and Zip Code.

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

INSU Acquisition Corp. III (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Q1 2021 Form 10-Q”) by the prescribed filing date due to the reasons described below.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants. INSU Acquisition Corp. III (the “Company”) has re-evaluated the accounting treatment of its public and private placement warrants (collectively, “the warrants”) as equity, and has preliminarily determined, based on the SEC Statement, that its warrants should be classified as liabilities measured at fair value. The Company is working diligently with its auditors and an independent valuation expert to finalize the valuation of the warrants, after which the Company may be required to file an amendment to its Annual Report on Form 10-K for the period from October 6, 2020 (inception) to December 31, 2020. The Company is also evaluating the impact of the SEC Statement on its internal control over financial reporting related to accounting for the warrants. Until the Company determines whether or not it is required to file an amendment to its Annual Report on Form 10-K for the period from October 6, 2020 (inception) to December 31, 2020, and subsequently files such amendment, the Company is unable to complete and file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

Joseph W. Pooler, Jr.	215	701-9555
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INSU Acquisition Corp. III

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

INSU ACQUISITION CORP. III

Date: May 18, 2021	By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.
Chief Financial Officer

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